Filed pursuant to Rule 433

Registration No. 333-141868

June 13, 2007

Final Term Sheet

JPY 50,000,000,000 2.60% Global Notes due 2037

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	JPY 50,000,000,000

Denomination:	JPY 1,000,000

Maturity:	June 20, 2037

Redemption Amount:	100%

Interest Rate:	2.60% per annum, payable in two equal, semi-annual installments in arrears

Date of Pricing:	June 13, 2007

Closing Date:	June 20, 2007

Interest Payment Dates:	June 20 and December 20 in each year

First Interest Payment Date:	December 20, 2007

Currency of Payments:	USD unless noteholder elects payment in JPY

Business Day:	For payments in JPY: Tokyo For payments in USD: New York, Tokyo

Business Day Convention:	Following, unadjusted

Price to Public/Issue Price:	99.685%

Underwriting Commissions:	0.275%

Proceeds to KfW:	99.410%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

CUSIP:	500769CG7

ISIN:	US500769CG75

Ratings of the Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Manager:	Citigroup Global Markets Limited

Co-Lead Managers:	Daiwa Securities SMBC Europe Limited Mitsubishi UFJ Securities International plc Mizuho International plc Nomura International plc UBS Limited

Stabilization Manager:	Citigroup Global Markets Limited

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000161/f01599e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000153/f01595e424b3.htm. Certain information relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000248/f01656exv99wg.htm. Alternatively, the Lead Manager will arrange to send you the prospectus, which you may request by calling toll-free +1-877-858-5407.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.